Exhibit 99.1

Genius Group Enters into a Securities Purchase Agreement for US$18.13 Million Private Placement

August 25, 2022 07:00 AM Eastern Daylight Time

SINGAPORE--(BUSINESS WIRE)--Genius Group Limited (“Genius Group” or the “Company”) (NYSE American: GNS), a world-leading entrepreneur Edtech and education group, has entered into a Securities Purchase Agreement (the “Purchase Agreement”) for the sale of US$18.13 million principal amount of Senior Secured Convertible Notes (the Notes”) in a private placement with an institutional investor (the “Purchaser”) for a purchase price of US$17 million (the “Purchase Price”). The closing of the sale of the Note is subject to certain customary closing conditions and is expected to occur on or about August 26, 2022.

The Purchase Price will be placed in a deposit account subject to a control agreement. The Note will have 30-month maturity and a conversion price of US$5.17 per ordinary share for voluntary conversions of the Note, subject to adjustment. The Note will bear interest at a per annum rate of 5%.

Beginning three months following the closing the Company is required to make equal monthly installment payments of the Note through the maturity date, which payments are payable in cash or ordinary shares of the Company (or a combination of cash and shares), with such shares being valued for each payment on the terms provided for under the Note. Payment of the indebtedness evidenced by the Note will be secured by a security interest in the assets of the Company and certain of its subsidiaries. Certain of the Company’s subsidiaries have guaranteed payment of the Company’s obligations under the Note.

The Note will impose certain customary affirmative and negative covenants upon the Company. Further, if an event of default under the Note occurs, the Purchaser will be able to elect to redeem the Note for cash equal to 115% of the then-outstanding principal amount of the Note (or such lesser principal amount accelerated by the Lender) plus accrued and unpaid interest thereon. The Notes will include a limitation such that the Purchaser’s beneficial ownership will not exceed 4.99% of the Company’s shares outstanding at the time of exercise (which percentage may be decreased or increased by the Purchaser subject to the terms of the Note but may not exceed 9.99%). Until March 1, 2026, the Purchaser will, subject to certain exceptions, have the right to participate up to 30% of any debt, preferred stock, or equity-linked financing of the Company or its subsidiaries.

The securities to be issued to the Purchaser will not be registered under the Securities Act of 1933, as amended, or state securities laws and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from such registration requirements. The Purchase Agreement requires the Company to file resale registration statements with respect to the shares to be issued as part of monthly installment payments or issuable upon conversion or redemption of the Notes as soon as practicable and in any event within 30 days after the date hereof .

The Company intends to use the net proceeds available from the issuance and sale of the Notes for general corporate purposes and for acquisitions to the extent permitted under the Purchase Agreement.

Boustead Securities, LLC, the Company’s firm commitment IPO underwriter, also acted as the exclusive placement agent for the Private Placement.

Additional information regarding this transaction will be provided in a Form 6-K to be filed by the Company with Securities and Exchange Commission on or around August 29, 2022.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Genius Group

Genius Group is a world-leading entrepreneur Edtech and education group, with a mission to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed in today’s market. The group has over 2.9 million students in 200 countries, ranging from ages 0 to 100. The group includes four pre-IPO companies (the “Pre-IPO Group”), and four companies that were acquired at the time of or shortly after the IPO (the “IPO Acquisitions”).

The entrepreneur education system of our Pre-IPO Group has been delivered virtually and in-person, in multiple languages, locally and globally mainly via the Pre-IPO Group’s artificial intelligence (AI)-powered, personalized GeniusU Edtech platform to adults seeking to grow their entrepreneur and leadership skills.

The Pre-IPO Group includes Genius Group, GeniusU, Entrepreneurs Institute and Entrepreneur Resorts. This group of entrepreneur education companies has grown through organic growth and acquisitions, with a focus on adding value to each company through GeniusU, which is being developed to provide AI-driven personal recommendations and guidance for each student. The Pre-IPO Group is now expanding its education system to age groups beyond its current adult audience, to children and young adults. The four IPO Acquisitions are the first step towards this. They include: Education Angels, which provides early learning in New Zealand for children from 0-5 years old; E-Square, which provides primary and secondary school education in South Africa; University of Antelope Valley, which provides vocational certifications and university degrees in California, USA; and Property Investors Network, which provides property investment courses and events in England.

Genius Group’s current plan is to combine the education programs of the IPO Acquisitions with its current education programs and Edtech platform as part of one lifelong learning system, and it has selected these acquisitions because they already share aspects of the Genius curriculum and its focus on entrepreneur education.

Forward-Looking Statements

This press release contains statements that constitute “forward-looking statements”. Any or all of the forward-looking statements may turn out to be wrong or be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties as a result of various important factors, including the uncertainties related to the closing of the issuance and sale of the Notes, the satisfaction of customary closing conditions related to the issuance and sale of the notes, the release of the Purchase Price from the deposit account discussed above and various other factors. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F filed with the SEC. Copies are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Contacts

Media:

Ruth Shearman, Senior Account Manager, Adia PR

Tel: +44 7971 138303 Email: gns@adiapr.co.uk

Alison Shadrack, Director, Adia PR

Tel: +44 7794 540221 Email: gns@adiapr.co.uk